Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2023 Financial Results

Quarterly Total Revenues reached RMB17,103.2 million (US$2,408.9 million)i

Quarterly Vehicle Deliveries were 50,045 units

Full Year Total Revenues reached RMB55,617.9 million (US$7,833.6 million)

Full Year Vehicle Deliveries were 160,038 units

SHANGHAI, China, March 5, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Operating Highlights for the Fourth Quarter and Full Year of 2023

•	Vehicle deliveries were 50,045 in the fourth quarter of 2023, consisting of 33,679 premium smart electric SUVs and 16,366 premium smart electric sedans, representing an increase of 25.0% from the fourth quarter of 2022, and a decrease of 9.7% from the third quarter of 2023.

•	Vehicle deliveries were 160,038 in 2023, representing an increase of 30.7% from 2022.

Key Operating Results

	2023 Q4	2023 Q3	2023 Q2	2023 Q1
Deliveries	50,045	55,432	23,520	31,041

	2022 Q4	2022 Q3	2022 Q2	2022 Q1
Deliveries	40,052	31,607	25,059	25,768

Financial Highlights for the Fourth Quarter of 2023

•	Vehicle sales were RMB15,438.7 million (US$2,174.5 million) in the fourth quarter of 2023, representing an increase of 4.6% from the fourth quarter of 2022 and a decrease of 11.3% from the third quarter of 2023.

•	Vehicle marginii was 11.9% in the fourth quarter of 2023, compared with 6.8% in fourth quarter of 2022 and 11.0% in the third quarter of 2023.

•	Total revenues were RMB17,103.2 million (US$2,408.9 million) in the fourth quarter of 2023, representing an increase of 6.5% from the fourth quarter of 2022 and a decrease of 10.3% from the third quarter of 2023.

•	Gross profit was RMB1,279.2 million (US$180.2 million) in the fourth quarter of 2023, representing an increase of 105.7% from the fourth quarter of 2022 and a decrease of 16.0% from the third quarter of 2023.

•	Gross margin was 7.5% in the fourth quarter of 2023, compared with 3.9% in the fourth quarter of 2022 and 8.0% in the third quarter of 2023.

•	Loss from operations was RMB6,625.3 million (US$933.2 million) in the fourth quarter of 2023, representing a decrease of 1.6% from the fourth quarter of 2022 and an increase of 36.8% from the third quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB6,059.3 million (US$853.4 million) in the fourth quarter of 2023, representing an increase of 0.7% from the fourth quarter of 2022 and an increase of 42.9% from the third quarter of 2023.

•	Net loss was RMB5,367.7 million (US$756.0 million) in the fourth quarter of 2023, representing a decrease of 7.2% from the fourth quarter of 2022 and an increase of 17.8% from the third quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,801.7 million (US$676.3 million) in the fourth quarter of 2023, representing a decrease of 5.2% from the fourth quarter of 2022 and an increase of 21.5% from the third quarter of 2023.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB57.3 billion (US$8.1 billion) as of December 31, 2023.

Key Financial Results for the Fourth Quarter of 2023

(in RMB million, except for percentage)

	2023 Q4	2023 Q3	2022 Q4	% Changeiii
				QoQ		YoY
Vehicle Sales	15,438.7	17,408.9	14,759.0	-11.3%		4.6%
Vehicle Margin	11.9%	11.0%	6.8%	90	bp	510	bp

Total Revenues	17,103.2	19,066.6	16,063.5	-10.3%		6.5%
Gross Profit	1,279.2	1,523.3	621.8	-16.0%		105.7%
Gross Margin	7.5%	8.0%	3.9%	-50	bp	360	bp

Loss from Operations	(6,625.3)	(4,843.9)	(6,736.1)	36.8%		-1.6%
Adjusted Loss from Operations (non-GAAP)	(6,059.3)	(4,240.4)	(6,015.7)	42.9%		0.7%

Net Loss	(5,367.7)	(4,556.7)	(5,786.1)	17.8%		-7.2%
Adjusted Net Loss (non-GAAP)	(4,801.7)	(3,953.2)	(5,065.6)	21.5%		-5.2%

Financial Highlights for the Full Year of 2023

•	Vehicle sales were RMB49,257.3 million (US$6,937.7 million) for the full year of 2023, representing an increase of 8.2% from the previous year.

•	Vehicle margin was 9.5% for the full year of 2023, compared with 13.7% for the previous year.

•	Total revenues were RMB55,617.9 million (US$7,833.6 million) for the full year of 2023, representing an increase of 12.9% from the previous year.

•	Gross profit was RMB3,051.8 million (US$429.8 million) for the full year of 2023, representing a decrease of 40.7% from the previous year.

•	Gross margin was 5.5% for the full year of 2023, compared with 10.4% for the previous year.

•	Loss from operations was RMB22,655.2 million (US$3,190.9 million) for the full year of 2023, representing an increase of 44.8% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB20,286.1 million (US$2,857.2 million) in 2023, representing an increase of 52.0% from the previous year.

•	Net loss was RMB20,719.8 million (US$2,918.3 million) for the full year of 2023, representing an increase of 43.5% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB18,350.7 million (US$2,584.6 million) for the full year of 2023, representing an increase of 51.1% from the previous year.

Key Financial Results for Full Year 2023

(in RMB million, except for percentage)

	2023	2022	% Change[i]ii
Vehicle Sales	49,257.3	45,506.6	8.2%
Vehicle Margin	9.5%	13.7%	-420	bp

Total Revenues	55,617.9	49,268.6	12.9%
Gross Profit	3,051.8	5,144.0	-40.7%
Gross Margin	5.5%	10.4%	-490	bp

Loss from Operations	(22,655.2)	(15,640.7)	44.8%
Adjusted Loss from Operations (non-GAAP)	(20,286.1)	(13,344.8)	52.0%

Net Loss	(20,719.8)	(14,437.1)	43.5%
Adjusted Net Loss (non-GAAP)	(18,350.7)	(12,141.2)	51.1%

Recent Developments

Deliveries in January and February 2024

•	NIO delivered 10,055 vehicles in January 2024 and 8,132 vehicles in February 2024. As of February 29, 2024, cumulative deliveries of NIO vehicles reached 467,781.

NIO Day and Launch of ET9

•	On December 23, 2023, NIO held NIO Day 2023 in Xi’an, China and launched the ET9, a smart electric executive flagship. The ET9 is an epitome of NIO’s innovative technologies, setting a new technological benchmark for smart electric vehicles executive flagship.

Listed in MIIT’s Catalog of Vehicle Manufacturers

•	NIO has completed the filing process for its electric passenger vehicle investment project with the relevant authorities in Anhui Province, and has been included in the Ministry of Industry and Information Technology’s catalogue of approved manufacturers.

Strategic Equity Investment from CYVN

•	On December 27, 2023, NIO closed the US$2.2 billion strategic equity investment from CYVN Investments RSC Ltd (“CYVN”), an investment vehicle based in Abu Dhabi. Together with the previously completed transactions in July 2023, CYVN in aggregate beneficially owns approximately 20.1% of the Company’s total issued and outstanding shares.

Completion of the Repurchase Right Offer for Convertible Senior Notes due 2026

•	On February 1, 2024, NIO completed the repurchase right offer relating to its 0.00% Convertible Senior Notes due 2026 (the “Notes”). US$300,536,000.00 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. Following settlement of the repurchase, US$912,000.00 aggregate principal amount of the Notes remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

Board Change

•	On February 7, 2024, NIO appointed Mr. Eddy Georges Skaf and Mr. Nicholas Paul Collins as new directors of the Company’s board of directors. In addition, on the same day, Mr. James Gordon Mitchell resigned as a director of the Company.

Technology License Transaction

•	On February 26, 2024, NIO Technology (Anhui) Co., Ltd. (“NIO Technology”) , a subsidiary of NIO Inc., entered into a technology license agreement (the “Technology License Agreement”) with Forseven Limited (“Forseven”), a subsidiary of CYVN Holdings L.L.C. Pursuant to the Technology License Agreement, NIO Technology will grant a non-exclusive and non-transferrable worldwide license to Forseven to use certain of NIO Technology’s existing and future technical information, technical solutions, software and intellectual property rights related to or subsisting in the smart electric vehicle platforms of NIO Technology.

CEO and CFO Comments

“In 2023, NIO set a new delivery record of 160,038 vehicles, ranking first in China’s premium BEV market with an average transaction price over RMB 300,000,” said William Bin Li, founder, chairman and chief executive officer of NIO, “At NIO Day 2023, we unveiled ET9, our smart electric executive flagship, showcasing a suite of our latest technologies, including our self-developed AD chip, full-domain 900V architecture, advanced intelligent chassis system and various other industry-leading innovations.”

“We will soon start deliveries of 2024 NIO products equipped with the highest computing power among production vehicles and constantly enhance users’ driving and digital experience. Meanwhile, we plan to release Navigate on Pilot Plus (NOP+) for urban roads to all NT2.0 users in the second quarter. Our continuous investments in technologies, battery swapping network and user community will bolster our competitive advantages as we navigate the future competition,” added William Bin Li.

“Our vehicle margin continued to grow, reaching 11.9% in the fourth quarter of 2023,” added Steven Wei Feng, NIO’s chief financial officer, “In December 2023, we closed the US$2.2 billion strategic equity investment from CYVN, demonstrating our unique positioning and competitiveness in the global smart EV industry. Moving forward into 2024, we will prioritize our business objectives, improve system capabilities and further optimize cost management efficiency.”

Financial Results for the Fourth Quarter and Full Year of 2023

Revenues

•	Total revenues in the fourth quarter of 2023 were RMB17,103.2 million (US$2,408.9 million), representing an increase of 6.5% from the fourth quarter of 2022 and a decrease of 10.3% from the third quarter of 2023.

•	Total revenues for the full year of 2023 were RMB55,617.9 million (US$7,833.6 million), representing an increase of 12.9% from the previous year.

•	Vehicle sales in the fourth quarter of 2023 were RMB15,438.7 million (US$2,174.5 million), representing an increase of 4.6% from the fourth quarter of 2022 and a decrease of 11.3% from the third quarter of 2023. The increase in vehicle sales over the fourth quarter of 2022 was mainly due to the increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix. The decrease in vehicle sales over the third quarter of 2023 was mainly attributed to a decrease in delivery volume.

•	Vehicle sales for the full year of 2023 were RMB49,257.3 million (US$6,937.7 million), representing an increase of 8.2% from the previous year.

•	Other sales in the fourth quarter of 2023 were RMB1,664.5 million (US$234.4 million), representing an increase of 27.6% from the fourth quarter of 2022 and an increase of 0.4% from the third quarter of 2023. The increase in other sales over the fourth quarter of 2022 was mainly due to the increase in sales of accessories and provision of power solutions, as a result of continued growth in the number of our users. Other sales remained relatively stable compared with the third quarter of 2023.

•	Other sales for the full year of 2023 were RMB6,360.7 million (US$895.9 million), representing an increase of 69.1% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2023 was RMB15,823.9 million (US$2,228.8 million), representing an increase of 2.5% from the fourth quarter of 2022 and a decrease of 9.8% from the third quarter of 2023. Cost of sales remained relatively stable compared with the fourth quarter of 2022. The decrease in cost of sales over the third quarter of 2023 was mainly attributable to a decrease in delivery volume.

•	Cost of sales for the full year of 2023 was RMB52,566.1 million (US$7,403.8 million), representing an increase of 19.1% from the previous year.

•	Gross profit in the fourth quarter of 2023 was RMB1,279.2 million (US$180.2 million), representing an increase of 105.7% from the fourth quarter of 2022 and a decrease of 16.0% from the third quarter of 2023.

•	Gross Profit for the full year of 2023 was RMB3,051.8 million (US$429.8 million), representing a decrease of 40.7% from the previous year.

•	Gross margin in the fourth quarter of 2023 was 7.5%, compared with 3.9% in the fourth quarter of 2022 and 8.0% in the third quarter of 2023. The increase of gross margin over the fourth quarter of 2022 was mainly attributed to the increased vehicle margin. The decrease of gross margin over the third quarter of 2023 was mainly attributed to the decrease in margin from provision of power solutions as a result of expanded power network, and partially offset by the higher vehicle margin.

•	Gross margin for the full year of 2023 was 5.5%, compared with 10.4% for the full year of 2022.

•	Vehicle margin in the fourth quarter of 2023 was 11.9%, compared with 6.8% in the fourth quarter of 2022 and 11.0% in the third quarter of 2023. The increase in vehicle margin from the fourth quarter of 2022 was mainly attributable to (i) the decreased material cost per unit, and (ii) the inventory provisions, accelerated depreciation on production facilities, and losses on purchase commitments for the previous generation of ES8, ES6 and EC6 recorded in the fourth quarter of 2022. The increase in vehicle margin from the third quarter of 2023 was mainly due to the decreased material cost per unit.

•	Vehicle margin for the full year of 2023 was 9.5%, compared with 13.7% for the full year of 2022.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2023 were RMB3,972.1 million (US$559.5 million), representing a decrease of 0.2% from the fourth quarter of 2022 and an increase of 30.7% from the third quarter of 2023. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB3,616.4 million (US$509.4 million), representing an increase of 1.8% from the fourth quarter of 2022 and an increase of 36.8% from the third quarter of 2023. Research and development expenses remained relatively stable compared with the fourth quarter of 2022. The increase in research and development expenses over the third quarter of 2023 was mainly due to the incremental design and development costs for new products and technologies as well as the increased personnel costs in research and development functions.

•	Research and development expenses for the full year of 2023 were RMB13,431.4 million (US$1,891.8 million), representing an increase of 23.9% from the previous year. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB11,914.2 million (US$1,678.1 million), representing an increase of 25.2% from the previous year.

•	Selling, general and administrative expenses in the fourth quarter of 2023 were RMB3,972.7 million (US$559.5 million), representing an increase of 12.6% from the fourth quarter of 2022 and an increase of 10.1% from the third quarter of 2023. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB3,781.5 million (US$532.6 million), representing an increase of 16.1% from the fourth quarter of 2022 and an increase of 10.4% from the third quarter of 2023. The increase in selling, general and administrative expenses over the fourth quarter of 2022 and the third quarter of 2023 was mainly attributable to (i) the increase in personnel costs related to sales functions, and (ii) the increase in sales and marketing activities.

•	Selling, general and administrative expenses for the full year of 2023 were RMB12,884.6 million (US$1,814.8 million), representing an increase of 22.3% from the previous year. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB12,116.7 million (US$1,706.6 million), representing an increase of 25.8% from last year.

Loss from Operations

•	Loss from operations in the fourth quarter of 2023 was RMB6,625.3 million (US$933.2 million), representing a decrease of 1.6% from the fourth quarter of 2022 and an increase of 36.8% from the third quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB6,059.3 million (US$853.4 million) in the fourth quarter of 2023, representing an increase of 0.7% from the fourth quarter of 2022 and an increase of 42.9% from third quarter of 2023.

•	Loss from operations for the full year of 2023 was RMB22,655.2 million (US$3,190.9 million), representing an increase of 44.8% from last year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB20,286.1 million (US$2,857.2 million) in 2023, representing an increase of 52.0% from last year.

Net Loss and Earnings Per Share/ADS

•	Interest and investment income in the fourth quarter of 2023 was RMB1,368.1 million (US$192.7 million), representing an increase of 288.7% from the fourth quarter of 2022 and an increase of 375.0% from the third quarter of 2023. The increase was primarily attributed to the recycling of unrealized gain from other comprehensive income to investment income of RMB977.3 million for the available-for-sale debt investment.

•	Net loss in the fourth quarter of 2023 was RMB5,367.7 million (US$756.0 million), representing a decrease of 7.2% from the fourth quarter of 2022 and an increase of 17.8% from the third quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,801.7 million (US$676.3 million) in the fourth quarter of 2023, representing a decrease of 5.2% from the fourth quarter of 2022 and an increase of 21.5% from the third quarter of 2023.

•	Net loss for the full year of 2023 was RMB20,719.8 million (US$2,918.3 million), compared with net loss of RMB14,437.1 million in 2022. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB18,350.7 million (US$2,584.6 million) in 2023.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2023 was RMB 5,592.8 million (US$787.7 million), representing a decrease of 4.3% from the fourth quarter of 2022 and an increase of 20.8% from the third quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB 4,948.0 million (US$696.9 million) in the fourth quarter of 2023.

•	Net loss attributable to NIO’s ordinary shareholders for the full year of 2023 was RMB 21,147.0 million (US$2,978.5 million). The net loss attributable to NIO’s ordinary shareholders was RMB14,559.4 million in 2022. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB18,474.8 million (US$2,602.1 million) in 2023.

•	Basic and diluted net loss per ordinary share/ADS in the fourth quarter of 2023 were both RMB3.18 (US$0.45), compared with RMB3.55 in the fourth quarter of 2022 and RMB2.67 in the third quarter of 2023. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.81 (US$0.39), compared with RMB3.07 in the fourth quarter of 2022 and RMB2.28 in the third quarter of 2023.

•	Basic and diluted net loss per ADS for the full year of 2023 were both RMB12.44 (US$1.75). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB10.87 (US$1.52) in 2023.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB57.3 billion (US$8.1 billion) as of December 31, 2023.

Business Outlook

For the first quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 31,000 and 33,000 vehicles, representing a decrease of approximately 0.1% to an increase of approximately 6.3% from the same quarter of 2023.

•	Total revenues to be between RMB10,499 million (US$1,479 million) and RMB11,087 million (US$1,562 million), representing a decrease of approximately 1.7% to an increase of approximately 3.8% from the same quarter of 2023.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 5, 2024 (8:00 PM Beijing/Hong Kong/Singapore Time on March 5, 2024).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10037213-hg876t.html

A replay of the conference call will be accessible by phone at the following numbers, until March 12, 2024:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10037213

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in assisted and intelligent driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as the industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as proprietary NIO Assisted and Intelligent Driving and its subscription services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

12

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

13

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

14

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,887,575	32,935,111	4,638,813
Restricted cash	3,154,240	5,542,271	780,613
Short-term investments	19,171,017	16,810,107	2,367,654
Trade and notes receivables	5,118,170	4,657,652	656,017
Amounts due from related parties	1,380,956	1,722,603	242,624
Inventory	8,191,386	5,277,726	743,352
Prepayments and other current assets	2,246,408	3,434,763	483,776
Total current assets	59,149,752	70,380,233	9,912,849
Non-current assets:
Long-term restricted cash	113,478	144,125	20,300
Property, plant and equipment, net.	15,658,666	24,847,004	3,499,627
Intangible assets, net	—	29,648	4,176
Land use rights, net	212,603	207,299	29,197
Long-term investments	6,356,411	5,487,216	772,858
Right-of-use assets - operating lease	7,374,456	11,404,116	1,606,236
Other non-current assets	7,398,559	4,883,561	687,835
Total non-current assets	37,114,173	47,002,969	6,620,229
Total assets	96,263,925	117,383,202	16,533,078
LIABILITIES
Current liabilities:
Short-term borrowings	4,039,210	5,085,411	716,265
Trade and notes payable	25,223,687	29,766,134	4,192,472
Amounts due to related parties	384,611	561,625	79,103
Taxes payable	286,300	349,349	49,205
Current portion of operating lease liabilities	1,025,968	1,743,156	245,518
Current portion of long-term borrowings	1,237,916	4,736,087	667,064
Accruals and other liabilities	13,654,362	15,556,354	2,191,067
Total current liabilities	45,852,054	57,798,116	8,140,694
Non-current liabilities:
Long-term borrowings	10,885,799	13,042,861	1,837,049
Non-current operating lease liabilities	6,517,096	10,070,057	1,418,338
Deferred tax liabilities	218,189	212,347	29,908
Other non-current liabilities	5,144,027	6,663,805	938,578
Total non-current liabilities	22,765,111	29,989,070	4,223,873
Total liabilities	68,617,165	87,787,186	12,364,567

15

NIO INC.

Unaudited Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,557,221	3,860,384	543,724
Total mezzanine equity	3,557,221	3,860,384	543,724
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	23,868,165	25,546,233	3,598,111
Non-controlling interests	221,374	189,399	26,676
Total shareholders’ equity	24,089,539	25,735,632	3,624,787
Total liabilities, mezzanine equity and shareholders’ equity	96,263,925	117,383,202	16,533,078

16

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	14,759,016	17,408,864	15,438,709	2,174,497
Other sales	1,304,498	1,657,687	1,664,467	234,435
Total revenues	16,063,514	19,066,551	17,103,176	2,408,932
Cost of sales:
Vehicle sales	(13,749,365)	(15,491,494)	(13,600,327)	(1,915,566)
Other sales	(1,692,391)	(2,051,734)	(2,223,621)	(313,190)
Total cost of sales	(15,441,756)	(17,543,228)	(15,823,948)	(2,228,756)
Gross profit	621,758	1,523,323	1,279,228	180,176
Operating expenses:
Research and development	(3,980,578)	(3,039,089)	(3,972,127)	(559,462)
Selling, general and administrative	(3,527,371)	(3,609,319)	(3,972,706)	(559,544)
Other operating income	150,057	281,174	40,295	5,675
Total operating expenses	(7,357,892)	(6,367,234)	(7,904,538)	(1,113,331)
Loss from operations	(6,736,134)	(4,843,911)	(6,625,310)	(933,155)
Interest and investment income	351,960	288,014	1,368,062	192,688
Interest expenses	(70,669)	(88,546)	(163,881)	(23,082)
Gain on extinguishment of debt	118,400	170,193	—	—
Share of income of equity investees	251,439	7,781	32,373	4,560
Other income/(losses), net	315,699	(88,645)	253,891	35,760
Loss before income tax expense	(5,769,305)	(4,555,114)	(5,134,865)	(723,229)
Income tax expense	(16,796)	(1,610)	(232,880)	(32,800)
Net loss	(5,786,101)	(4,556,724)	(5,367,745)	(756,029)
Accretion on redeemable non-controlling interests to redemption value	(72,581)	(77,159)	(78,767)	(11,094)
Net loss/(profit) attributable to non-controlling interests	11,603	5,254	(146,261)	(20,600)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,847,079)	(4,628,629)	(5,592,773)	(787,723)

Net loss	(5,786,101)	(4,556,724)	(5,367,745)	(756,029)
Other comprehensive loss
Change in unrealized losses related to available-for-sale debt securities, net of tax	(24,495)	—	(770,560)	(108,531)
Change in unrealized gains on cash flow hedges	817	—	—	—
Foreign currency translation adjustment, net of nil tax	(134,783)	(61,222)	(200,131)	(28,188)
Total other comprehensive loss	(158,461)	(61,222)	(970,691)	(136,719)
Total comprehensive loss	(5,944,562)	(4,617,946)	(6,338,436)	(892,748)

Accretion on redeemable non-controlling interests to redemption value	(72,581)	(77,159)	(78,767)	(11,094)
Net loss/(profit) attributable to non-controlling interests	11,603	5,254	(146,261)	(20,600)
Other comprehensive loss attributable to non-controlling interests	5,229	—	156,026	21,976
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(6,000,311)	(4,689,851)	(6,407,438)	(902,466)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,647,356,108	1,735,661,387	1,761,324,976	1,761,324,976
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(3.55)	(2.67)	(3.18)	(0.45)

17

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Revenues:
Vehicle sales	45,506,581	49,257,270	6,937,741
Other sales	3,761,980	6,360,663	895,881
Total revenues	49,268,561	55,617,933	7,833,622
Cost of sales:
Vehicle sales	(39,271,801)	(44,587,572)	(6,280,028)
Other sales	(4,852,767)	(7,978,565)	(1,123,757)
Total cost of sales	(44,124,568)	(52,566,137)	(7,403,785)
Gross profit	5,143,993	3,051,796	429,837
Operating expenses:
Research and development	(10,836,261)	(13,431,399)	(1,891,773)
Selling, general and administrative	(10,537,119)	(12,884,556)	(1,814,752)
Other operating income	588,728	608,975	85,772
Total operating expenses	(20,784,652)	(25,706,980)	(3,620,753)
Loss from operations	(15,640,659)	(22,655,184)	(3,190,916)
Interest and investment income	1,358,719	2,210,018	311,275
Interest expenses	(333,216)	(403,530)	(56,836)
Gain on extinguishment of debt	138,332	170,193	23,971
Share of income of equity investees	377,775	64,394	9,070
Other (losses)/income, net	(282,952)	155,191	21,858
Loss before income tax expense	(14,382,001)	(20,458,918)	(2,881,578)
Income tax expense	(55,103)	(260,835)	(36,738)
Net loss	(14,437,104)	(20,719,753)	(2,918,316)
Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(42,700)
Net loss/(profit) attributable to non-controlling interests	157,014	(124,051)	(17,472)
Net loss attributable to ordinary shareholders of NIO Inc.	(14,559,445)	(21,146,967)	(2,978,488)

Net loss	(14,437,104)	(20,719,753)	(2,918,316)
Other comprehensive income
Change in unrealized gains/(losses) related to available-for-sale debt securities, net of tax	746,336	(770,560)	(108,531)
Foreign currency translation adjustment, net of nil tax	717,274	11,514	1,622
Total other comprehensive income/(loss)	1,463,610	(759,046)	(106,909)
Total comprehensive loss	(12,973,494)	(21,478,799)	(3,025,225)

Accretion on redeemable non-controlling interests to redemption value	(279,355)	(303,163)	(42,700)
Net loss/(profit) attributable to non-controlling interests	157,014	(124,051)	(17,472)
Other comprehensive (income)/loss attributable to non-controlling interests	(151,299)	156,026	21,976
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(13,247,134)	(21,749,987)	(3,063,421)

Weighted average number of ordinary shares/ADS used in computing net loss per share
Basic and diluted	1,636,999,280	1,700,203,886	1,700,203,886
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(8.89)	(12.44)	(1.75)

18

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended December 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,823,948)	19,120	—	(15,804,828)
Research and development expenses	(3,972,127)	355,694	—	(3,616,433)
Selling, general and administrative expenses	(3,972,706)	191,235	—	(3,781,471)
Total	(23,768,781)	566,049	—	(23,202,732)
Loss from operations	(6,625,310)	566,049	—	(6,059,261)
Net loss	(5,367,745)	566,049	—	(4,801,696)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,592,773)	566,049	78,767	(4,947,957)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.18)	0.33	0.04	(2.81)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.45)	0.05	0.01	(0.39)

	Three Months Ended September 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,543,228)	22,197	—	(17,521,031)
Research and development expenses	(3,039,089)	395,856	—	(2,643,233)
Selling, general and administrative expenses	(3,609,319)	185,496	—	(3,423,823)
Total	(24,191,636)	603,549	—	(23,588,087)
Loss from operations	(4,843,911)	603,549	—	(4,240,362)
Net loss	(4,556,724)	603,549	—	(3,953,175)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,628,629)	603,549	77,159	(3,947,921)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.67)	0.35	0.04	(2.28)

19

	Three Months Ended December 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,441,756)	23,522	—	(15,418,234)
Research and development expenses	(3,980,578)	426,701	—	(3,553,877)
Selling, general and administrative expenses	(3,527,371)	270,257	—	(3,257,114)
Total	(22,949,705)	720,480	—	(22,229,225)
Loss from operations	(6,736,134)	720,480	—	(6,015,654)
Net loss	(5,786,101)	720,480	—	(5,065,621)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,847,079)	720,480	72,581	(5,054,018)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.55)	0.44	0.04	(3.07)

20

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	Year Ended December 31, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(52,566,137)	83,972	—	(52,482,165)
Research and development expenses	(13,431,399)	1,517,206	—	(11,914,193)
Selling, general and administrative expenses	(12,884,556)	767,863	—	(12,116,693)
Total	(78,882,092)	2,369,041	—	(76,513,051)
Loss from operations	(22,655,184)	2,369,041	—	(20,286,143)
Net loss	(20,719,753)	2,369,041	—	(18,350,712)
Net loss attributable to ordinary shareholders of NIO Inc.	(21,146,967)	2,369,041	303,163	(18,474,763)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(12.44)	1.39	0.18	(10.87)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(1.75)	0.20	0.03	(1.52)

(All amounts in thousands, except for share and per share data)

	Year Ended December 31, 2022
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(44,124,568)	66,914	—	(44,057,654)
Research and development expenses	(10,836,261)	1,323,370	—	(9,512,891)
Selling, general and administrative expenses	(10,537,119)	905,612	—	(9,631,507)
Total	(65,497,948)	2,295,896	—	(63,202,052)
Loss from operations	(15,640,659)	2,295,896	—	(13,344,763)
Net loss	(14,437,104)	2,295,896	—	(12,141,208)
Net loss attributable to ordinary shareholders of NIO Inc.	(14,559,445)	2,295,896	279,355	(11,984,194)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(8.89)	1.40	0.17	(7.32)

i All translations from RMB to USD for the fourth quarter and full year of 2023 were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

21